

### Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of SunTrust Robinson Humphrey, Inc.

#### *Opinion on the Financial Statements*

We have audited the accompanying statements of comprehensive income, changes in shareholder's equity and cash flows of SunTrust Robinson Humphrey, Inc. (Predecessor) (the "Company") for the period from January 1, 2019 through December 6, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 1, 2019 through December 6, 2019 in conformity with accounting principles generally accepted in the United States of America.

#### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Atlanta, Georgia
April 1, 2020

We have served as the Company's auditor since 2019.

*PricewaterhouseCoopers LLP, 1075 Peachtree Street Suite 2600 Atlanta GA 30309*
*T: 678-419-1000, F: 678-419-1239, www.pwc.com*